Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements. This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It. Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation. Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

A webcast teleconference was held by Constellation on April 28, 2006 to announce its first quarter 2006 earnings. The slides used in the webcast teleconference relating to Constellation’s proposed merger with FPL follow.

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Link to searchable text of slide shown above

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Rate Stabilization Plan

•                  Governor-supported rate stabilization plan filed with Maryland PSC

•                  Phases in rate increases over an 18-month period to reach market prices on January 1, 2008

	July 1, 2006	Jan. 1, 2007		June 1, 2007	Jan. 1, 2008
Customer Rate Increase	+19.4%	+5.0	%*	+25.0%	Market

* Offset by $60 million per year upon merger closing.

•                  Deferred balances recovered over two-year period beginning June 1, 2007

•                  Assuming 50% participation, on June 1, 2007 peak regulatory asset of $259 million and peak funding requirement of $189 million

•                  BGE to recover interest at BGE’s actual borrowing cost

•                  Constellation offered to provide economic benefits of $60 million per year for 10 years beginning January 1, 2007 contingent on merger closing

•                  Redirect Nuclear Decommissioning Revenue to reduce residential customer rates (~$19 million)

•                  Cease collecting residential POLR return ($20 million)

•                  Share portion of merger synergies (~$21 million)

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Merger Update

•                  As with any utility merger, some synergy sharing with customers is expected

•                  Regulated savings expected to be modest compared to other mergers of utilities with contiguous service territories

•                  Rate stabilization plan filed last week with the Maryland PSC provided economic benefits of $60 million per year, including synergy sharing, which are contingent upon merger closing

•                  Procedural schedule for Maryland PSC published April 27

•                  Uncertainty surrounding closing of merger remains

•                  If risks to closing the merger or economics become unacceptable, Constellation and FPL could agree to terminate the merger

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